UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42457

OneConstruction Group Limited

Room 6808A, 68/F,

Central Plaza,

18 Harbor Road,

Wanchai, Hong Kong

+852 2123 8400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

OneConstruction Group Limited is furnishing its unaudited condensed consolidated financial statements for the six months ended September 30, 2024 and 2023. The financial statements are attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K.

On March 31, 2025, the Company issued a press release announcing its unaudited financial results for the six months ended September 30, 2024 and 2023, a copy of which press release is attached as Exhibit 99.2 to this report of foreign private issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2025

OneConstruction Group Limited

By:	/s/ Ka Chun Gordon Li
Name:	Ka Chun Gordon Li
Title:	General Manager

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements and Notes of OneConstruction Group Limited for the Six Months Ended September 30, 2024 and 2023
99.2	Press Release, dated March 31, 2025

3